Tennis-Point GmbH, one of the major subsidiaries of SIGNA Sports United N.V., files for insolvency, with further insolvency filings for other legal entities of the SIGNA Sports United Group, including SIGNA Sports United N.V. to follow • Tennis-Point GmbH, one of the major subsidiaries of SIGNA Sports United N.V, has filed for insolvency • Other legal entities of the SIGNA Sports Group, including SIGNA Sports United N.V. as ultimate parent company of the SIGNA Sports United Group, are in the course of preparing the initiation of insolvency proceedings in the coming days Berlin, Germany (October 20, 2023) Following the termination of the binding, unconditional equity commitment letter by SIGNA Holding GmbH on October 16, 2023 and the lack of funds to cover the operational financing needs of the SIGNA Sports United entities resulting therefrom, Tennis-Point GmbH, one of the major subsidiaries of SIGNA Sports United N.V., a specialist e-commerce company with business in bike, outdoor and tennis, have filed for insolvency with the competent local court. Other legal entities of the SIGNA Sports United group, including SIGNA Sports United N.V. as ultimate parent company of the SIGNA Sports United group, are currently in the course of preparing similar filings in line with applicable local legal requirements and will expectedly initiate the necessary filings in the coming days. About SIGNA Sports United: SIGNA Sports United (SSU) is a specialist sports e-commerce company with headquarters in Berlin. It has businesses operating within bike, tennis, outdoor. SSU has more than 80 online sites and partners with 500 shops serving over 6 million customers worldwide. It includes Tennis-Point, WiggleCRC, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature and TennisPro. Further information: www.signa-sportsunited.com. Contacts SSU Investor & Media Contact investors@signa-sportsunited.com